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Nextel Partners, Inc. and Subsidiaries
Exhibit 12.1
Computation of Ratio to Fixed Charges

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
	(dollars in thousands)
EARNINGS (LOSS)
Pretax income (loss)	$(22,298)	$(112,413)	$(241,655)	$(166,388)	$(207,768)
Add back: Fixed Charges as disclosed below	7,303	73,124	145,587	104,447	115,584
Less: Capitalized interest	(6,313)	(13,662)	(18,570)	(14,301)	(11,307)

Earnings (Loss) as adjusted	(21,308)	(52,951)	(114,638)	(76,242)	(103,491)

FIXED CHARGES:
Interest expense, net of capitalized interest	—	54,111	115,073	82,859	90,425
Capitalized interest	6,313	13,662	18,570	14,301	11,307
Amortization of debt issuance costs		2,123	3,259	2,370	2,721
Portion of rent expense representative of interest factor	990	3,228	8,685	4,917	11,131

	7,303	73,124	145,587	104,447	115,584

DEFIECIENCY OF EARNINGS TO FIXED CHARGES	$(28,611)	$(126,075)	$(260,225)	$(180,689)	$(219,075)

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Nextel Partners, Inc. and Subsidiaries Exhibit 12.1 Computation of Ratio to Fixed Charges